Exhibit 99.3

TELUS

the future is friendly

Computershare

9th Floor, 100 University Avenue

Toronto, Ontario M5J 2Y1

www.computershare.com

Security Class

Holder Account Number

COMMON

Proxy - Common Shares - Annual and Special Meeting to be held on May 9, 2013

This proxy is solicited by and on behalf of TELUS management.

Notes to proxy

1. As a holder you have the right to appoint some other person of your choice, who need not be a shareholder, to attend and act on your behalf at the meeting, or any adjournment or postponement thereof. If you wish to appoint a person other than the persons whose names are printed on this proxy (see reverse), please insert the name of your chosen proxyholder in the space provided (see reverse).

2. If the common shares are registered in the name of more than one owner (for example, joint owners, trustees, executors, etc.), then all registered owners should sign this form. If you are voting on behalf of a corporation or another individual you may require documentation evidencing your power to sign the proxy with signing capacity stated.

3. If you are voting by mail or delivery, the proxy should be signed in the exact manner as the name appears on the proxy. If the proxy is not dated, it will be deemed to bear the date on which it is mailed to the holder.

4. The common shares represented by this proxy will be voted as directed by you, however, if you do not give specific direction in respect of any matter, this proxy will be voted as recommended by management.

5. This proxy confers discretion on the proxyholder with respect to amendments to matters identified in the accompanying Notice of Annual and Special Meeting and other matters that may properly come before the meeting, or any adjournment or postponement thereof, in each instance to the extent permitted by law, whether or not the amendment or other matter that comes before the meeting is or is not routine and whether or not the amendment or other matter that comes before the meeting is contested. Where no choice is specified or where both choices are specified in respect of any matter, the common shares shall be voted FOR the matters listed in items 1, 2, 3, 4a, 4b and 5 on the reverse.

6. This proxy should be read in conjunction with the accompanying Notice of Annual and Special Meeting and Information Circular.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined below to vote this proxy. Please have this proxy in hand when you call.

To Receive Documents Electronically - You can enrol to receive future securityholder communications electronically after you vote using the Internet. If you don’t vote online, you can still enroll for this service. Follow the instructions below.

To Vote Using the Telephone

Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

Go to the following web site: www.investorvote.com

Smartphone?

Scan the QR code to vote now.

To Receive Documents Electronically

You can enroll to receive future securityholder communications electronically by visiting www.computershare.com/eDelivery and clicking on “eDelivery Signup”.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Proxies submitted must be received by 5:00 pm (EDT), on May 7, 2013.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

00XUQJ

Appointment of Proxyholder

I/We being holder(s) of TELUS Corporation common shares hereby appoint: Brian A. Canfield, Chairman of TELUS Corporation, or failing him, Darren Entwistle, President and CEO of TELUS Corporation **OR** **Print the name of the person you are appointing if this person is someone other than Messrs. Canfield or Entwistle.** ☐

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the annual and special meeting of TELUS Corporation to be held at the Palais des congrès de Montréal, 1001 Place Jean-Paul-Riopelle, Montréal, Québec on May 9, 2013 at 10:00 a.m. (EDT), and at any adjournment thereof, to the extent permitted by law.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold
01. R. H. (Dick) Auchinleck	☐	☐
02. A. Charles Baillie	☐	☐
03. Micheline Bouchard	☐	☐
04. R. John Butler	☐	☐
05. Brian A. Canfield	☐	☐
06. Stockwell Day	☐	☐
07. Darren Entwistle	☐	☐
08. Ruston E.T. Goepel	☐	☐
09. John S. Lacey	☐	☐
10. William A. MacKinnon	☐	☐
11. John Manley	☐	☐
12. Donald Woodley	☐	☐

2. Appointment of Auditors

Appoint Deloitte LLP as auditors for the ensuing year and authorize directors to fix their remuneration. For ☐ Withhold ☐

3. Advisory vote on Say on Pay

Accept the Company's approach to executive compensation. For ☐ Against ☐

4. Amendments to Notice of Articles and Articles

a) Approve alteration of authorized share structure to eliminate Non-Voting Shares and increase maximum number of Common shares to 2,000,000,000. For ☐ Against ☐

b) Approve, by special resolution, the amendment and restatement of the Articles. For ☐ Against ☐

5. Shareholder Rights Plan

Approve amendment to, and reconfirmation of, the shareholder rights plan, as amended and restated. For ☐ Against ☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s) ☐

Date MM / DD / YY

Quarterly Reports Request

Mark this box if you WANT to receive (or continue to receive) Quarterly Financial Statements and MD&A by mail. If you do not mark the box and return this form, Quarterly Reports will not be sent to you in 2013. ☐

Annual Report Waiver

Mark this box if you do NOT want to receive the Annual Financial Statements and MD&A. If you do not mark this box, the Annual Report will continue to be sent to you. ☐

Language preference ☐ English ☐ French

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

045814 AR10 TELQ